SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Exhibit 99.1

Summary of 2004 1Q Business Report

I. Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services and the governance and/or management of such companies

(1)	Corporate Management

1.	Setting management targets for subsidiaries and approving subsidiary business plans of subsidiaries

2.	Evaluation of subsidiary business performance and establishment of compensation levels

3.	Formulation of corporate governance structures of subsidiaries

4.	Inspection of operational and asset status of subsidiaries

5.	Activities complementary to aforementioned business activities from number 1 to 4

(2)	Corporate Management Support Activities

1.	Funding of Affiliates (in this provision and hereinafter, includes direct and indirect subsidiaries)

2.	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

3.	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

4.	Activities ancillary to the activities in the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations

(3)	All businesses or activities directly or indirectly related to the businesses listed above

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

(2)	Kyongnam Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

(3)	Kwangju Bank

1.	Primary Businesses

•	Banking business activities

•	Ancillary business activities

2.	Supplementary Businesses

•	Trust business activities

•	Credit card business activities

•	Other authorized business activities

(4)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory and investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly related to businesses 1 to 5 mentioned above

(5)	Woori Finance Information System

1)	Development, distribution and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribution of IT-related reports and books

6)	Educational services related to computer usage

7)	Information communication research and outsourcing business

8)	Internet related business

9)	Information communication, telecommunications and information distribution services

10)	Manufacturing and distribution of audio-visual media

11)	Information processing and outsourcing services

12)	All businesses or activities directly or indirectly related to the businesses listed above

(6)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law

3)	All businesses or activities directly or indirectly related to the businesses listed above

(7)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securities and other assets (hereinafter ‘securitized assets’) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(8)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securitized assets of Woori Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(9)	Woori Securities

1)	Securities dealing

2)	Sale consignment of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities trading

10)	Marketable securities collateral loan and securities lending

11)	Credit services related to securities trading

12)	Valuation of securities and shareholdings

13)	Lending and safe services

14)	Trading and brokering of marketable certificate of deposits

15)	Agent services for foreigners

16)	Payment guarantee for corporate bond principal and interest

17)	Trustee services for bond offerings

18)	M&A mediation and brokering

19)	Public offering related deposit agent services

20)	Foreign exchange services

21)	Consignment sale of foreign investment trust products

22)	Bill discounts and trading

23)	Bill brokering

24)	Corporate management/ restructuring and advisory services related to finance

25)	Real estate leasing

26)	Lending of securities to institutional investors

27)	Lottery and ticket sales

28)	Securities related training

29)	Publishing books and other publications

30)	Leasing and sales of IT systems and software related to securities

31)	Customer investment funds related to foreign exchange and foreign currency hedging

32)	Financial derivatives

33)	Consignment sales of mutual funds

34)	Futures trading

35)	Investment advisory

36)	Futures and consulting services under the Securities and exchange law

37)	Other businesses and activities related to the businesses listed above

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

March 31, 2004	Merger of Woori Card and Woori Bank

b.	Associated Business Group

(1)	Overview of Business Group

1) Name of business group : Woori Finance Group

2) History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervising Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities as incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

March 31, 2004	Merger of Woori Card and Woori Bank

(2) Related companies within Business Group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings (*1) (*2)	KDIC
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kyongnam Bank
Kwangju Bank
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (*2)
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	6 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
	Nexbi Tech	Woori Finance Information System
	Woori CA Asset Management	Woori F&I

(*1)	Listed company on the New York Stock Exchange

(*2)	Listed company on the Korea Stock Exchange

3.	Capital Structure

a.	Change in Capital

(units: won)

Date	Category	Stock Decrease/Increase				Changed Capital	Method	Ratio
		Type	Quantity	Par Value	Issue price
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	3,637,293,045	—	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	3,638,121,955	—	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	3,818,121,955	Public Offering	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	3,825,204,240	—	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	3,839,051,305	—	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	3,839,073,985	—	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	3,839,079,595	—	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	3,877,524,550	—	—

b.	Expected Changes in Capital

Foreign convertible bonds can be converted a year after their issuance and, therefore, can bring about changes in capital.

(1)	Unsecured Convertible Bond Series No. 6-1

Item	Information
Date of Issuance	2002.9.27
Total Amount of Issuance	USD 36,000,000
Exercise Period	2003.9.28 ~ 2005.08.27
Exercise Price	7,313 won
Total amount of unexercised bond with warrants	USD 36,000,000
Number of Shares	5,914,180

(2)	Unsecured Convertible Bond Series No. 6-2

Item	Information
Date of Issuance	2002.12.20
Total Amount of Issuance	USD 16,000,000
Exercise Period	2003.12.21 ~ 2005.11.20
Exercise Price	5,588 won
Total amount of unexercised bond with warrants	USD 16,000,000
Number of Shares available for issuance	3,481,173

(3)	Unsecured Convertible Bond Series No. 6-3

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	USD 39,000,000
Exercise Period	2004. 3.27 ~ 2006. 2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	USD 39,000,000
Number of Shares available for issuance	8,661,914

(4)	Unsecured Convertible Bond Series No. 6-4

Item	Information
Date of Issuance	2003.3.26
Total Amount of Issuance	20 billion won
Exercise Period	2004. 3.27 ~ 2006. 2.26
Exercise Price	5,380 won
Total amount of unexercised bond with warrants	20 billion won
Number of Shares available for issuance	3,717,472

5)	Unsecured Convertible Bond Series No. 6-5

Item	Information
Date of Issuance	2003.7.10
Total Amount of Issuance	USD 1,000,000
Exercise Period	2004. 7.11 ~ 2006. 6.10
Exercise Price	7,228 won
Total amount of unexercised bond with warrants	USD 1,000,000
Number of Shares available for issuance	164,429

c.	Convertible Bonds

(units: won, USD, shares)

Item		Unsecured C/B Series 6-1	Unsecured C/B Series 6-2	Unsecured C/B Series 6-3	Unsecured C/B Series 6-4*	Unsecured C/B Series 6-5	Total
Date of Issue		2002.9.27	2002.12.20	2003.3.26	2003.3.26	2003.7.10	—
Total Amount		USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	USD92,000,000 +20 billion won
Allotment Method		Private	Private	Private	Private	Private	—
Conversion Period		2003.9.28 ~ 2005.8.27	2003.12.21 ~ 2005.11.20	2004.3.27 ~ 2006.2.26	2004.3.27 ~ 2006.2.26	2004. 7.11 ~ 2006. 6.10	—
Conditions	ratio	100%	100%	100%	100%	100%	—
	price	7,313	5,588	5,380	5,380	7,228	—
Type of Stock when converted		Common	Common	Common	Common	Common	—
Converted Bonds	amount	—	—	—	—	—	—
	shares	—	—	—	—	—	—
Unconverted Stock	amount	USD 36,000,000	USD 16,000,000	USD 39,000,000	20 billion won	USD 1,000,000	—
	shares	5,914,180	3,481,173	8,661,914	3,717,472	164,429	21,939,168
Notes		Maturity: 2005.9.27	Maturity: 2005.12.20	Maturity: 2006.3.26	Maturity : 2006.3.26	Maturity : 2006.7.10	—

*	Units in won, because “dart system” does not convert into USD. Series 6-1, 6-2, 6-3, 6-5 issuances are in dollars, while series 6-4 is in won Conversion value is stated in won; the currency rate used in series 6-1 was 1,210 won/$, 6-2 was 1,215.80 won/$, 6-3 was 1,194.90won/$ and 6-5 was 1,188.50won/$, respectively.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

[as of 2004.03.31]

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	775,504,910	1,624,495,090

b.	Information of Issued Shares

[as of 2004.03.31]

[Par Value : 5,000 won]	(units: 1,000 won, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	775,504,910	3,877,524,550
Total		775,504,910	3,877,524,550

c.	Stock Options

[as of 2004.03.31]	(units: won, shares)

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price

2002.12.04	—	Byung Chul Yoon	Common	100		100	2005.12.4 ~2008.12.3

2002.12.04	—	Kwang Woo Chun	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Euoo Sung Min	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	—	Hwan Kyu Park	Common	40	—	40	2005.12.4 ~2008.12.3	—

2002.12.04	—	Ki Chul Han	Common	30	—	30	2005.12.4	—

2002.12.04	—	Tae Ho Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Won Gihl Sohn	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Nam Hong Cho	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Sang Chul Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Jae Woong Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Gae Min Lee	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Kwang Sun Chung	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Hae-Seok Suh	Common	10	—	10	2005.12.4 ~2008.12.3	—

2002.12.04	—	Duk Hoon Lee	Common	80	—	80	2005.12.4 ~2008.12.3	—

2002.12.04	Standing director	Jong Wook Kim	Common	45	—	45	2005.12.4 ~2008.12.3	—

2002.12.04	—	Jin Kyu Park	Common	45	—	45	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jong Ku Min	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	Director of related company	Jong Hwee Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Dong Myun Suh	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Ki Shin Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Young Seok Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Byung Kil Choi	Common	30	—	30	2005.12.4 ~2008.12.3	—

2002.12.04	—	Young Ho Park	Common	30	—	30	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Tae Woong Chung	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	—	Dong Chan Bae	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	—	Dae Hwan Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Ha Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Yong Kim	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Taik Su Han	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	—	Sang Im Park	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	—	Joon Ho Hahm	Common	10	—	10	2005.12.4 ~2008.12.3	—
2002.12.04	—	Joon Ho Lee	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	—	Joo Sun Yeom	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	—	Ga Seok Chae	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	—	Sung Wook Park	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	—	Ki Seok Kim	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	—	Jae Ki Hong	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Sam Su Pyo	Common	40	—	40	2005.12.4 ~2008.12.3	—
2002.12.04	—	Won Chul Hwang	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jong Hwee Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Seok Hwan Lee	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	—	Inn Key Paek	Common	30		5	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ki Jong Chung	Common	5	—	5	2005.12.4 ~2008.12.3	—
2002.12.04	—	Hun I Nam	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Young Soo Kim	Common	30	—	30	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Jin Ho Yoon	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	—	Seok Koo Yoon	Common	15	—	15	2005.12.4 ~2008.12.3	—

Grant date	Relationship	Grantee	Type of stock	No. of granted options	Exercised options	Exercisable options	Exercise period	Exercise price
2002.12.04	Director of related company	Ji Yeon Joo	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Ho Hyun Lee	Common	20	—	20	2005.12.4 ~2008.12.3	—
2002.12.04	—	Chan Kook Chung	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	—	Duk Yoon Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	—	Young Wook Kim	Common	15	—	15	2005.12.4 ~2008.12.3	—
2002.12.04	Director of related company	Dae Kyu Ko	Common	15	—	15	2005.12.4 ~2008.12.3	—
Total	—	—	—	1,350	—	1,350	—	—

-	Exercise price is derived based on the banking industry stock price index at the point of exercise.

-	Registered directors Byung-Chul Yoon, Kwang-Woo Jun, Nam-Hong, Sang-Chul,Chae-Woong Lee, Gae-Min Lee and Hae-Suk Suh will complete their term as of March 30, 2004

d.	Status of Employee Stock Option Program

[as of 2004.03.31]	(units: won, shares)

Type of stock	Initial Balance	Increase	Decrease	Ending Balance	Notes
Common stock	3,187,103	—	637,676	2,549,427
Total	3,187,103	—	637,676	2,549,427

5.	Voting Rights

[as of 2004.03.31]	(units: shares)

Items	Number of stock	Notes
1. Stock with voting rights (A-B)	775,504,910
A. Total Number of issued stocks	775,504,910
B. Stocks without voting rights	—
2. Stocks with limited voting rights (A+B+C+D)	—
A. Limited by the Business Law	—
B. Limited by the Securities & Exchange Law	—
C. Restrictions due to monopoly regulations and Fair Trade Act	—
D. Limited by other law enforcements	—
3. Stocks with voting rights restored	—
Stocks with Voting Rights (1-2+3)	775,504,910

6.	Dividend Information

a.	Dividend information for past years

(Par value : 5,000 won)	(units: won)

Items					2003	2002	2001
Net profit					202,565,030,433	589,214,226,635	684,102,036,323
Earnings per share (won)					262	786	940
Profit available for Dividend distribution					1,203,688,237,170	1,086,596,253,235	558,501,102,453
Propensity to Dividend					38.28	9.72	—
D I V I D E N D S	C A S H P A Y O U T	a. Dividend per Share	Majority	Common	100	50	—
				Preferred	—	—	—
			Minority	Common	100	250	—
				Preferred	—	—	—
		b. Total Dividend Amount	Majority	Common	67,345,860,900	33,672,930,450	—
				Preferred	—	—	—
			Minority	Common	10,204,630,100	23,589,047,000	—
				Preferred	—	—	—
		c. Dividend Ratio	Majority	Common	1.54	1.04	—
				Preferred	—	—	—
			Minority	Common	1.54	5.22	—
				Preferred		—	—
	S T O C K	a. Stock Dividend Ratio	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
		b. Stock Dividend per Share	Majority	Common	—	—	—
				Preferred	—	—	—
			Minority	Common	—	—	—
				Preferred	—	—	—
Net Asset per Share					7,218	6,596	5,605
Ordinary Income per Share					262	786	943

II. Description of Business

1.	Business Overview

a.	Current Trend of Industry

•	Increased competition

•	Since the IMF crisis, the banking industry has seen significant reorganization and the impending saturation of the loan market is increasing competition in the banking market.

•	Reorganization of the 2nd tier financial institution segment

•	The securities industry has experienced a downturn in the market due to severe competition and decrease of brokerage fees due to the proliferation of online trading. The investment trust industry is also going through difficult times as trust balances are falling and a low interest environment continues to remain. An overall reorganization of the securities and investment trust industry may transpire in the future

•	The card industry has been hit by rampant delinquencies due to the slowdown of the local economy and credit limit reductions made by card issuers. There has been considerable restructuring in the card industry and further rehabilitation is anticipated.

•	Further Expansion and Convergence

•	Introduction of more diverse and complex financial securities, especially in the bancassurance business

b.	Company Status

(1)	General Overview

(a)	Group Description

Woori Finance Holdings Co., Ltd. (the “Company”) was established on March 27, 2001. The Company was engaged in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereinafter the “five subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In connection with its functional restructuring, the Company established or acquired seven more subsidiaries and has four second-tier subsidiaries. Upon establishment, the Company’s common stock amounted to W3,637,293 million ($3,030,067 thousand), consisting of 727,459,000 common shares ((Won) 5,000 per share) issued and outstanding. However as a result of several capital increases since establishment, the Company’s common stock amounted to (Won)3,877,525 million ($3,237,205 thousand), consisting of 775,504,797 common shares issued and outstanding as of December 31, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of W6,800 per share, which included 36 million new shares and 54 million issued shares. As of June 16, 2003, a total of 12,046,301 shares were issued in relation to the conversion of bonds with warrants, or B/Ws. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of December 31, 2003.

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Woori

Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to ?2,852,838 million ($2,381,732 thousand) consisting of 571 million common shares issued and outstanding as of December 31, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 685 branches and offices in Korea.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kyongnam Bank’s common stock amounted to (Won)259,000 million ($216,230 thousand) consisting of 51 million shares issued and outstanding. The Company owns 99.99% of Kyongnam Bank. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 129 branches and offices in Korea.

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, Kwangju Bank’s common stock amounted to (Won)170,403 million ($142,263 thousand) consisting of 34 million shares issued and outstanding. The Company owns 99.99% of Kwangju Bank. The head office of Kwangju Bank is located in Kwangju City, Korea. Kwangju Bank has 114 domestic branches and offices in Korea.

Woori Credit Card Co., Ltd. (“WCC”) was first established on November 6, 1991 as Peace Bank of Korea to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. Pursuant to the business transfer agreement entered into between Woori Bank and WCC dated December 26, 2001, the banking business segment (including trust accounts) of WCC was merged with Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. In connection with the infusion of public funds, WCC and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2003, WCC’s common stock amounted to ?113,000 million ($94,340 thousand) consisting of 22.6million shares issued and outstanding. WCC is wholly owned by the Company. The head office of WCC is located in Seoul, Korea.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with its functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of December 31, 2003, its common stock amounted to ?30,000 million (US$25,046 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage and underwriting of securities, and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with its functional restructuring, as of July 29, 2002, the Company acquired 40.2% interest (13,250,570 shares of common stock) of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of December 31, 2003, its common stock amounted to ?164,782 million (US$137,571 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 52.7%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 65 branches and offices in Korea.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all the common stock of WFIS from Woori Bank, which was part of the group’s functional restructuring and therefore, WFIS was incorporated as a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of December 31, 2003, its common stock amounted to ?4,500 million ($3,749 thousand) consisting of 900,000 shares issued and outstanding. WFIS is wholly owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I, formerly WAMC, spun off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of December 31, 2003, its common stock amounted to ?10,000 million ($8,349 thousand) consisting of 2,000,000 shares issued and outstanding. WF&I is wholly owned by the Company. The office of WF&I is located in Seoul, Korea.

(2)	Market Share

Currently, Woori and Shinhan are the only domestic finance holding groups that have a separate banking business as a subsidiary.

(units: hundreds of millions of won)

Items	As of end of 2003
	Woori Finance Holdings	Shinhan Finance Holdings
Total Assets	82,478	82,944
Total Liabilities	26,499	21,769
Total Shareholder’s Equity	55,979	61,176
Capital	38,775	19,585
Operating Revenue	3,966	4,864
Operating Expense	1,935	1,215
Operating Income	2,030	3,649
Ordinary Income	2,026	3,622
Net profit	2,026	3,622

(3)	Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holdings corporation under the Financial Holding Corporation Act, our main income consists of dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Shareholders’ Equity	5,858,503	5,597,895	5,064,129	4,077,347
Capital	3,877,525	3,877,525	3,839,074	3,637,293
Capital Surplus	61,324	61,324	58,645	—
Retained Earnings	915,995	1,282,866	1,145,518	558,501
Capital Adjustments	1,003,658	376,180	20,892	-118,447
Borrowings	2,791,646	2,649,920	2,325,021	1,616,466
Debentures	2,445,598	2,621,182	1,999,250	1,298,304
Bank Borrowings	230,000	—	300,000	310,000
Commercial Paper	—	—	—	—
Other Borrowings		—	—	—
Other Liabilities	116,048	28,738	25,771	8,162
Total	8,650,149	8,247,815	7,389,150	5,693,813

(2)	Use of Funds

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Treasury Stock	7,907,083	7,007,222	6,062,119	5,016,864
Woori Bank	6,668,844	5,869,558	4,500,143	3,255,964
Kyongnam Bank	532,876	504,629	424,060	327,005
Kwangju Bank	401,706	364,955	290,003	213,177
Woori Credit Card	—		379,126	1,008,866
Woori Merchant Bank	—		222,936	195,613
Woori Financial Information System	8,620	7,284	3,364	6,511
Woori F&I	42,538	35,896	17,016	9,728
Woori First Asset Securitization Specialty	—	—	—	—
Woori Second Asset Securitization Specialty	19,934	20,016	31,666	—
Woori Third Asset Securitization Specialty	31,194	1,266	—	—
Woori Investment Trust Management	35,051	34,978	39,646	—
Woori Securities	166,320	168,639	154,159	—
Loan Obligations	231,726	830,566	1,231,207	648,365
Tangible Assets	216	242	324	627
Intangible Assets	47	51	50	24
Cash	489,723	349,585	73,256	13,825
Other Assets	21,305	60,148	22,195	14,108
Total	8,650,149	8,247,815	7,389,151	5,693,813

c.	Transactions related to Commission Fees

(units: millions of won)

Category	Items	2004 1Q	2003	2002	2001
Commission Revenue (A)	—	—	—	—	—
Commission Expense (B)	Fees	1,155	6,704	5,611	4,641
Commission Profit (A-B)		-1,155	-6,704	-5,611	-4,641

3.	Other Details Relevant to Investment Decisions

Instead of following the format of exhibiting BIS equity capital ratio and status of non-performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance Holding Company Act’

a.	Won-denominated Current Ratio

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Current Assets (A)	490,678	203,202	78,357	185,154
Current Liabilities (B)	387,428	9,711	9,317	316,615
Current Ratio (A/B)	126.7%	2,092.5%	841.0%	58.5%

*	Current ratio of won

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Current Assets (A)	—	147,754	—	—
Current Liabilities (B)	—	148,598	—	—
Current Ratio (A/B)	—	99.4%	—	—

*	Current ratio of foreign currency

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

c.	Debt Ratio

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Liabilities (A)	2,791,646	2,649,920	2,325,022	1,616,466
Equity (B)	5,858,503	5,597,895	5,064,129	4,077,347
Debt Ratio (A/B)	47.7%	47.3%	45.9%	39.7%

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.11.29	Debentures	BBB-	R&I (AAA~C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2002.11.8	Debentures	BBB	R&I (AAA~C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation
2003.11.13	Debentures	BBB	R&I (AAA~C)	Periodic evaluation
2003.12.4	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation
2003.12.4	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation
2004.2.6	Debentures	BBB	Fitch Rating (AAA~D)	Case evaluation
2004.3.11	Debentures	BBB-	S&P (AAA~D)	Case evaluation

e.	Other Important Information

Please refer to our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III. Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of won)

Items	2004 1Q	2003	2002	2001
Cash and Due from Banks	489,773	349,585	73,256		13,825
Securities	7,907,083	7,007,222	6,062,119		5,016,864
Loans	231,726	830,566	1,235,042		648,365
Fixed Assets	263	293	374		651
Other Assets	21,305	60,148	18,361		14,108
Total Assets	8,650,149	8,247,815	7,389,151		5,693,813
Borrowings	230,000	0	300,000		310,000
Debentures	2,445,598	2,621,182	1,999,250		1,298,304
Other Liabilities	116,048	28,738	25,772		8,162
Total Liabilities	2,791,646	2,649,920	2,325,022		1,616,466
Common Stock	3,877,525	3,877,525	3,839,074		3,637,293
Capital Surplus	61,324	61,324	58,645		—
Retained Earnings	915,995	1,282,866	1,145,518		588,501
Capital Adjustment	1,003,659	376,180	20,892	Δ	118,447
Total Stockholder’s Equity	5,858,503	5,597,895	5,064,129		4,077,347
Operating Income	27,999	396,624	878,488		717,112
Operating Expenses	179,544	193,527	302,721		31,222
Operating Profit	(-)151,545	203,097	575,767		685,890
Ordinary Income	(-)151,369	202,565	589,214		685,885
Net profit	(-)151,369	202,565	589,214		684,102

(Δ stands for negative numbers)

*	Refer to Exhibits to see detailed financial statements

2.	Condensed Financial Statements (Consolidated)

(units: millions of won)

Items	2003	2002	2001
Cash and Due from Banks	6,471,855	6,568,852		6,432,890
Marketable Securities	2,727,843	2,943,800		3,217,882
Invested Securities	24,278,834	23,508,709		21,806,451
Loans	86,077,297	73,604,113		59,876,198
Fixed Assets	2,734,616	2,796,183		2,831,851
Other Assets	6,477,275	5,421,877		5,920,545
Total Assets	128,767,720	114,843,534		100,085,817
Deposits	89,049,625	78,917,388		69,332,217
Borrowings	12,813,104	13,839,614		13,742,572
Debentures	12,195,159	10,792,932		5,491,533
Other Liabilities	9,011,532	5,978,,833		7,080,301
Total Liabilities	123,069,420	109,528,767		95,646,623
Common Stock	3,877,525	3,839,074		3,637,293
Consolidated Capital Surplus	57,844	25,029		—
Consolidated Retained Earnings	1,152,053	245,045		558,852
Consolidated Capital Adjustment	414,969	5,314,767	Δ	116,546
Minority Interest	195,909	9,623,990		359,595
Total Stockholder’s Equity	5,698,300	5,314,767		4,439,194
Operating Income	10,403,445	9,623,990		10,159,156
Operating Expenses	10,261,111	8,908,732		9,847,439
Operating Profit	142,334	715,258		311,717
Non-operating Income	586,267	540,113		1,190,685
Non-operating Expenses	497,539	800,487		937,984
Ordinary Income	231,062	454,884		564,418
Aggregated Net Profit	52,374	613,576		736,616
Consolidated Net Profit	56,279	591,588		686,287
No. of Companies Consolidated	15	17		17

(Δ stands for negative numbers)

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2004 May. 31	2003 Dec. 31	2002 Dec. 31	2001 Dec. 31
Deloitte & Touche	Deloitte & Touche	Deloitte & Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2003	Deloitte Touche	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	140 70 36 37	1,200 600 300 300

2002	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement	140 70	1,200 600
	Deloitte Touche	Annual Financial Statement	30 30	300 300

2001	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	80 40 20 20	800 400 200 200

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche
2002	2003.2.28	US GAAP Auditing	2002.12~ 2003.5	4,250	Deloitte Touche
2001	2001.8.17	US GAAP Auditing	2001.8~ 2002.11	6,600	Arthur Andersen

V. Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

(1) Board of Directors

At our 3rd Annual General Shareholders’ Meeting held on March 30, 2004 a new Board of Directors was appointed, consisting of the Group’s chairman Young-Key Hwang, Vice chairman Jong-Wook Kim and Vice chairman Euoo-Sung Min. Our non-standing directors currently consist of Seuk-Jin Kang (Chairman of CEO Consulting Group), Je-Hoon Lee (Chairman of Korea BBB Movement), Sung-Tae Ro (Dean of Business School at Myongji University), Do-Soung Choi (Professor of Business Administration at Seoul National University), Oh-Seok Hyun (President of Trade Research Institute) and Chung-Sook Moon (Professor of Economics at Sookmyung University).

(A) Duties of Boards of Directors

•	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

•	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

(B) Information Regarding the Board of Directors

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director candidate and audit Committee candidate	Seuk-Jin Kang	- B.A. in Economics, Chungang University - Completed MBA program at Harvard University - Chairman of GE Korea - Currently Chairman of CEO Consulting Group	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Je-Hoon Lee	- B.A. in Social Science, Seoul National University - Masters in Mass Communications, Seoul National University - CEO & President of Joongang Newspaper - Currently Chairman of Korea BBB Movement	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director candidate and audit Committee candidate	Oh-Seok Hyun

-   B.A. in Business Administration, Seoul National University

-   Ph.D. in Economics, University of Pennsylvania

-   Former employee at Ministry of Finance and Economy

-   Currently President of Trade Research Institute, Korean Int’l Trade Association

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Do-Sung Choi

-   B.A. in Business Administration, Seoul National University

-   Ph.D. in Economics, Pennsylvania State University

-   Chairman of Korean Securities Association

-   Currently Professor of Economics at Seoul National University

			N/A	N/A

Non-standing Director candidate and audit Committee candidate	Chung-Sook Moon	- B.A. in Home Economics, Sookmyung University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung University	N/A	N/A

(C) Appointment of Non-standing Directors

The outside directors of the Company shall be elected at the General Meeting of Shareholders after being recommended by the Recommendation Committee for Outside Director Candidates established under Article 42. However, this was not applicable for the first fiscal year of the company.

* Article 42 (Committee)

1.	We currently have the following management committees that serve under the board.

1.	The Management Committee

2.	The Business Strategy & Compensation Committee

3.	The Risk Management Committee

4.	The Audit Committee

5.	Committees constituted by directors

2.	The duties, rights and management of each committee are appointed by the Board of Directors.

(D) Committees within Board of Directors

(as of December 31, 2003)

1)	The Management Committee

Name	Non-standing Director	Notes
Young-Key Hwang	X	Chairman Young-Key Hwang heads the committee and non-standing directors constitute more than half of the committee
Jong-Wook Kim	X
Seok-Jin Kang	O
Je-Hoon Lee	O
Sung-Tae Ro	O

2)	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	The representative director is Young-Key Hwang and consists of 2 directors and 3 non-standing directors
Euoo-Sung Min	Vice Chairman
Sung-Tae Ro	Non-standing Director
Oh-SeokHyun	Non-standing Director
Do-Sung Choi	Non-standing Director

3)	Business Strategy & Compensation Committee

Name	Position	Notes
Seok-Jin Kang	Non-standing Director	The representative director is and consists of 64 non-standing directors
Je-Hoon Lee	Non-standing Director
Oh-SeokHyun	Non-standing Director
Do-Sung Choi	Non-standing Director

4)	Audit Committee

Name	Position	Notes
Seok-Jin Kang	Non-standing Director	The representative director is and consists of 6 non-standing directors
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-SeokHyun	Non-standing Director
Do-Sung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

5)	Standing Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	The representative director is Young-Key Hwang and consists of 3 directors
Euoo-Sung Min	Vice Chairman
Jong-Wook Kim	Vice Chairman

6)	Ethics Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	The representative director is Young-Key Hwang and consists of more than 2 non-standing directors
Euoo-Sung Min	Vice Chairman
Jong-Wook Kim	Vice Chairman
Je-Hoon Lee	Non-standing Director
Oh-SeokHyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

2. Related Companies

a.	Invested Shares in Related Companies

Investor	Investee	Number of Invested Stock	Shareholding Ratio (%)
Woori Finance Holdings	Woori Bank	635,956,580	100.0
	Kyongnam Bank	51,800,000	99.9
	Kwangju Bank	34,080,000	99.9
	Woori Finance Information Systems	900,000	100.0
	Woori F&I	2,000,000	100.0
	Woori Second SPC	1,900	95.0
	Woori Third SPC	2,000	100.0
	Woori Investment Management	6,000,000	100.0
	Woori Securities	17,372,300	52.7
Woori Bank	Woori Credit Information	1,008,000	100.0
	Woori America Bank	8,500,000	100.0
	P.T. Bank Woori Indonesia	1,387	81.6
Woori F&I	Woori CA Asset Management	408,000	51.0

b.	Year-end Performance of Affiliated Companies and Subsidiaries

Name : Woori Bank Co., Ltd.

Company number : 00254045			(units: millions of won)

Items	Period 171 1Q (2004.03.31)	Period 170 (2003.12.31)	Period 169 (2002.12.31)	Period 168 (2001.12.31)
Cash and Due from Banks	4,552,807	4,833,325	4,098,110	3,911,225
Trading securities	3,354,386	846,964	813,173	1,146,336
Investment securities	19,315,490	17,967,751	17,930,546	17,223,404
Loans	74,424,240	71,198,169	58,967,737	48,177,595
Fixed Assets	1,792,413	1,718,556	1,762,660	1,843,368
Others	5,825,550	5,247,779	3,905,144	4,355,840
Merchant Banking Acct Assets	—	1,497,166	—	—
Total Assets	109,264,887	103,309,710	87,477,370	76,657,768
Deposits in Won	65,665,469	64,015,984	58,586,891	50,645,040
Deposits in Foreign exchange	3,785,084	2,992,181	3,251,760	2,386,192
CDs	5,460,842	3,802,835	346,214	737,106
Borrowings in Won	4,337,067	3,717,136	3,548,478	3,598,368
Borrowings in Foreign exchange	4,275,836	4,508,577	4,775,613	4,491,778
Foreign exchange trust	—	—	—	128,797
Other Borrowings	1,544,167	1,406,782	1,684,546	2,664,915
Debentures	9,742,557	7,780,156	5,941,886	3,084,569
Other Liabilities	7,940,603	8,346,765	5,060,798	5,992,471
Merchant Banking Account Liabilities	—	1,082,545	—	—
Total Liabilities	102,869,398	97,652,961	83,196,186	73,729,236
Capital	3,179,783	2,852,838	2,764,400	2,764,400
Capital Surplus	466,336	654,708	516,026	31,903
Retained Earnings	1,819,526	1,798,918	984,683	203,690
Capital Adjustments	926,425	350,285	16,075	-71,461
Total Shareholder’s Equity	6,395,489	5,656,749	4,281,184	2,928,532
Operating Revenue	2,600,118	7,621,300	6,607,882	6,848,493
Operating Income	263,882	1,279,828	602,949	283,194
Ordinary Income	272,792	1,429,662	595,988	610,679
Net profit	264,101	1,332,185	779,571	712,945

Name of Company : Kyongnam Bank

Company Number : 00101363			(units: millions of won)

	Period 43 1Q (2004.03.31)	Period 42 (2003.12.31)	Period 41 (2002.12.31)	Period 40 (2001.12.31)
Cash and Due from Banks	721,845	834,276	1,148,371	1,387,331
Trading securities	239,923	159,104	154,909	2,897
Investment securities	3,161,428	2,988,078	2,380,128	2,174,229
Loans	6,481,248	6,435,509	5,819,418	4,744,317
Fixed Assets	200,634	202,198	208,970	214,581
Other Assets	334,361	366,973	264,051	236,469
Total Assets	11,139,439	10,986,138	9,975,847	8,759,824
Deposits	8,502,186	8,462,345	7,544,267	5,930,100
Borrowings	1,435,514	1,278,626	1,286,963	1,435,321
Debentures	310,316	310,238	303,304	424,974
Other Liabilities	366,035	437,756	425,091	650,879
Total Liabilities	10,614,051	10,488,965	9,559,625	8,441,274
Capital	259,000	259,000	259,000	259,000
Capital Surplus	26,910	26,910	26,910	26,906
Retained Earnings	232,504	214,411	134,371	57,085
Capital Adjustments	6,973	-3,148	-4,059	-24,441
Total Shareholder’s Equity	525,388	497,173	416,222	318,550
Operating Revenue	178,783	767,171	740,444	721,643
Operating Income	29,093	93,859	108,121	87,040
Ordinary Income	31,167	54,731	82,466	69,158
Net profit	31,210	85,224	82,466	69.158

Name of Company : Kwangju Bank

Company Number : 00104078			(units: millions of won)

	Period 46 1Q (2004.03.31)	Period 45 (2003.12.31)	Period 44 (2002.12.31)	Period 43 (2001.12.31)
Cash and Due from Banks	207,653	390,078	386,827	299,088
Trading securities	128,337	169,180	143,525	146,081
Investment securities	2,682,136	2,396,762	1,968,418	2,056,441
Loans	5,300,554	5,336,775	4,896,333	3,964,489
Fixed Assets	223,363	223,669	224,952	229,929
Others	225,562	262,118	426,879	424,910
Total Assets	8,767,605	8,777,582	8,046,934	7,120,938
Deposits	6,422,028	6,737,967	6,077,260	5,250,418
Borrowings	1,414,712	1,165,133	967,696	946,702
Debentures	200,576	200,556	200,485	297,723
Other Liabilities	345,014	325,674	528,899	431,294
Total Liabilities	8,382,330	8,429,330	7,774,340	6,926,137
Capital	170,403	170,403	170,403	170,403
Capital Surplus	24,173	24,173	—	—
Retained Earnings	187,850	155,237	101,651	30,221
Capital Adjustments	2,849	-1,561	540	-5,822
Total Shareholder’s Equity	385,275	348,252	272,594	194,802
Operating Revenue	143,035	581,314	578,844	532,712
Operating Income	30,357	40,735	85,962	71,290
Ordinary Income	41,663	32,542	74,839	66,346
Net profit	41,172	57,052	74,839	66,346

Company : Woori Investment Management

Company Number : 00243377			(units: millions of won)

	Period 16 1Q (2004.03.31)	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2001.12.31)
Current Assets	30,749	27,878	30,235	26,984
Fixed Assets	4,637	13,490	12,839	12,255
Total Assets	35,386	41,368	43,074	39,239
Current Liabilities	82	3,686	6,172	4,088
Fixed Liabilities	253	177	124	—
Total Liabilities	335	3,863	6,296	4,088
Capital	30,000	30,000	30,000	30,000
Capital Surplus	—	—	—	—
Retained Earnings	5,051	7,504	6,778	5,150
Capital Adjustments	—	—	—	—
Total Shareholder’s Equity	35,051	37,504	36,778	35,150
Operating Income	1,694	10,360	11,830	13,522
Operating Profit	261	5,276	4,348	7,388
Ordinary Income	259	5,330	4,568	8,233
Net profit	72	3,726	3,128	7,083

Name of Company : Woori Finance Information System

Company Number : 00378947			(units: millions of won)

	Period 16 1Q (2004.03.31)	Period 15 (2003.12.31)	Period 14 (2002.12.31)	Period 13 (2001.12.31)
Current Assets	67,972	66,061	76,504	5,933
Fixed Assets	219,863	214,158	164,549	2,882
Total Assets	287,835	280,219	241,053	8,815
Current Liabilities	51,092	49,763	53,942	2,362
Fixed Liabilities	227,554	222,753	184,349	373
Total Liabilities	278,646	272,516	238,291	2,735
Capital	4,500	4,500	4,500	4,500
Capital Surplus	—	—	—	—
Retained Earnings	4,683	3,197	-808	1,580
Capital Adjustments	6	6	—	—
Total Shareholder’s Equity	9,189	7,703	3,692	6,080
Sales	71,853	281,787	131,843	25,444
Operating income	307	20,870	4,404	1,127
Ordinary Income	2,222	5,871	-3,190	1,421
Net profit	1,486	4,005	-2,182	1,123

Name of Company : Woori Securities

Company Number : 00163178			(units: millions of won)

	Period 50 1Q (2004.03.31)	Period 49 (2003.12.31)	Period 48 (2002.12.31)	Period 47 (2001.12.31)
Current Assets	469,106	415,148	445,810	375,147
Fixed Assets	97,642	125,686	171,517	147,767
Total Assets	566,748	540,834	617,327	522,914
Current Liabilities	190,476	180,613	231,064	148,284
Fixed Liabilities	6,283	4,585	7,449	2,912
Total Liabilities	196,759	185,198	238,513	151,196
Capital	164,782	164,782	164,782	164,782
Capital Surplus	131,424	131,776	131,776	131,424
Retained Earnings	99,525	97,156	105,902	93,355
Capital Adjustments	-25,742	-38,078	-23,646	-17,843
Total Shareholder’s Equity	369,989	355,636	378,814	371,718
Operating Revenue	60,833	186,664	205,208	215,602
Operating income	2,067	21,332	45,434	41,728
Ordinary Income	843	1,570	56,434	30,835
Net profit	1,549	1,627	40,107	20,401

Company Name : Woori F&I

Company Number : 00416593			(units: millions of won)

	Period 4 1Q (2004.03.31)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	12,121	24,231	2,290	8,531
Fixed Assets	192,212	147,534	52,493	1,153
Total Assets	204,333	171,765	54,783	9,684
Current Liabilities	150,000	4,669	823	50
Fixed Liabilities	9,210	130,783	37,033	—
Total Liabilities	159,210	135,452	37,856	50
Capital	10,000	10,000	10,000	10,000
Capital Surplus	—	—	—	—
Retained Earnings	23,631	22,315	6,961	-366
Capital Adjustments	8,825	3,998	-34	—
Total Shareholder’s Equity	45,123	36,313	16,927	9,634
Operating Revenue	5,449	31,552	18,913	196
Operating income	1,320	31,244	10,253	-414
Ordinary Income	5,734	24,088	10,335	-366
Net profit	3,317	16,854	7,327	-366

Company Name : Woori Second Asset Securitization Specialty

Company Number : 00391665			(units: millions of won)

	Period 4 1Q (2004.03.31)	Period 3 (2003.12.31)	Period 2 (2002.12.31)	Period 1 (2001.12.31)
Current Assets	3,755	730	23,560	10
Securitized Assets	16,426	19,623	74,106	167,136
Total Assets	20,181	20,353	97,666	167,146
Current Liabilities	146	34,081	4,425	167,170
Securitized Liabilities	33,844	100	59,936	0
Total Liabilities	34,090	34,181	64,361	167,170
Capital	10	10	10	10
Capital Surplus	—	—	—	—
Retained Earnings	-13,920	-13,838	33,295	-34
Capital Adjustments	—	—	—	—
Total Shareholder’s Equity	-13,909	-13,828	33,305	-24
Operating Revenue	2,021	15,256	52,425	—
Operating income	-79	-480	32,553	-34
Ordinary Income	-82	-289	33,367	-34
Net profit	-82	-289	33,329	-34

Company Name : Woori Third Asset Securitization Specialty

Company Number : 00399357	(units: millions of won)

	Period 3 1Q (2004.03.31)	Period 2 (2003.12.31)	Period 1 (2002.12.31)
Current Assets	2,432	3,044	18,226
Securitized Assets	57,041	26,503	48,764
Total Assets	59,473	29,547	66,990
Current Liabilities	490	60,260	11,676
Securitized Liabilities	87,559	27,790	65,204
Total Liabilities	88,049	88,050	76,880
Capital	10	10	10
Capital Surplus	—	—	—
Retained Earnings	-73,375	-72,337	-9,899
Capital Adjustments	44,789	13,824	—
Total Shareholder’s Equity	-28,576	-58,503	-9,899
Operating Revenue	20	4,473	33,566
Operating income	-1,034	-2,804	-10,008
Ordinary Income	-1,038	-2,669	-9,899
Net profit	-1,038	-2,669	-9,899

3.	Investment in Other Companies

(units: thousand shares, millions of won)

T y p e	Name	Beginning Balance			Changes		Ending Bal.			Dividend Revenue
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	570,568	100.0	2,912,311	65,389	913,000	635,957	100.0	5,725,311	620,019
	Kwangju Bank	34,080	99.9	170,403	—	—	34,080	99.9	170,403	8,620
	Kyong-nam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	12,950
	Woori Credit Card	22,600	100.0	113,000	(-)22,600	(-)113,000	—	—	—	—
	Woori Inv’t Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	6,000
	Woori Securities	17,372	52.7	169,621	—		17,372	52.7	169,621	5,300
	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	—
	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	1,500
	Woori 2nd SPC	2	95.0	10	—	—	2	95.0	10	13,000
	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	—
Foreign		—	—	—	—	—	—	—	—	—
Total		705,324	—	,678,821	42,789	800,000	748,113	—	4,478,821	552,989

*	Dividends derived on a fiscal basis

1.	The merger of Woori Bank and Woori Card took place as of March 31, 2004, and because of the merger, new shares of Woori Bank were issued at a ratio of 0.3581 Woori Bank share to 1 Woori Credit Card share. Hence, the common stock and shareholders’ equity of Woori Bank increased from 571 million shares and 2,853 billion won to 636 million shares and 3,180 billion won, respectively

2.	Following the merger with Woori Bank, Woori Credit Card invested equity was absorbed by Woori Bank

3.	The capital reduction without consideration of 1.9 trillion won was reflected in the acquisition price for Woori Credit Card

VI. Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

[as of 2003.12.31]			(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	673,458,609	87.7			673,458,609	86.8
Total		Common	673,458,609	87.7			673,458,609	86.8
		Preferred
		Total	673,458,609	87.7			673,458,609	86.8

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

[as of 2003.12.31]					(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	673,458,609	86.8			673,458,609	86.8
Total		673,458,609	86.8			673,458,609	86.8

c.	Shareholder Distribution

[as of 2003.12.31]

Items	Shareholder number	Ratio	Number of shares	Ratio
Government	3	0.01%	7,398	0.00%
Government related companies	4	0.02%	673,492,609	86.85%
Securities companies	66	0.25%	2,506,076	0.32%
Insurance companies	8	0.03%	490,870	0.06%
Asset Management	9	0.03%	180,940	0.02%
Financial Institutions	139	0.52%	21,206,778	2.73%
Finance Companies	0	0.00%	0	0.00%
Financial Groups	4	0.02%	999,164	0.13%
Mutual Savings	2	0.01%	4,140	0.00%
Other companies	67	0.25%	8,782,528	1.13%
Individuals	26,236	98.42%	32,865,520	4.24%
Foreigners	116	0.44%	34,961,395	4.51%
Other	1	0.00%	150	0.00%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.0%	775,504,910	100.0%

d.	Total Minority Shareholders, Major Shareholders and Other Shareholders

(as of 2003.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio	Notes
Total Minority shareholders	26,652	99.99%	84,615,239	10.91%
Minority Shareholders (companies)	379	1.42%	44,597,568	5.75%
Minority Shareholders (individuals)	26,273	98.56%	40,017,671	5.16%
Major shareholder	1	0.00%	673,458,609	86.84%
Total other shareholders	2	0.01%	17,423,720	2.25%
Other shareholders (companies)	1	0.00%	8,146,720	1.05%
Other shareholders (individuals)	1	0.00%	9,277,000	1.20%
KSD	1	0.00%	7,342	0.00%
Total	26,656	100.00%	775,504,910	100.00%

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

					(units: won, shares)

Period		03’Oct	03’Nov	03’Dec	04’Jan	04’Feb	04’Mar
	High	7,030	7,840	7,440	7,850	9,020	9,540
	Low	5,580	6,370	6,330	6,680	6,900	7,680
Monthly Trade Volume		42,104,319	45,224,504	28,598,986	34,503,475	31,768,944	42,356,190

b. Foreign Stock Market

[name of market : NYSE]					(units: dollars, shares)

Period		03’Oct	03’Nov	03’Dec	04’Jan	04’Feb	04’Mar
ADR	High	17,90	19.30	18.60	19.70	22.25	25.20
	Low	15.30	16.50	16.55	17.95	18.15	20.55
Monthly Trade Volume		42,800	21,300	20,700	82,900	13,800	20,700

*	The ADR exchange ratio is 3 shares of Common Stock for one ADS.

VII. Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Vice Chairman	Registered	Euoo-Sung Min
Managing Director	Non-registered	Seung-Hee Park
Managing Director	Non-registered	Jin-Hyung Chu
Non-standing Director	Registered	Seok-Jin Kang
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Do-Sung Choi
Non-standing Director	Registered	Chung-Sook Moon

2.	Employee Status

					(units: years, thousands of won)

Items	Staff				Average Tenure	(Korean character) Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	46	—	4	50	3	797,049	15,941
Female	5	—	11	16	3	119,007	7,438
Total	51	—	15	66	3	916,056	13,880

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Senior Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (Including secured loans)

T Y P E									(units: millions of won)
			Transactions of provisional payments & loans
	Name	Relation	Item	Conditions				Changes
				Date	Maturity Date	Interest Rate		Beg.	Change		End.
						Loan	Borrow		+	-
	Woori 2nd SPC	subsidiary	Other loan	2002.1.8	2012.1.8	7.5%	—	100	—	—	100
	Woori 3rd SPC	subsidiary	Other loan	2002.4.15	2012.4.15	7.8%	—	27,790	—	—	27,790
	Woori Bank	subsidiary	Other loan	2002.9 ~ 2002.11	10 yr	0%	—	600,000	—	600,000	—
	Kwangju Bank	subsidiary	Other loan	2002. 12.31	10 yr	0%	—	50,000	—	—	50,000
	Woori Finance Info. Sys	subsidiary	Other loan	2002.4 ~ 2002.10	4yr	7.3%	—	30,000	—	—	30,000
	Woori F&I	subsidiary	Other loan	2002.9 ~ 2003.3	4yr	7.3% ~ 7.6%	—	126,850	—	1,850	125,000
Foreign	—	—	—	—	—	—	—	—	—	—	—
Total								834,740	—	601,850	232,890

b.	Payment Transactions

						(units: millions of won)

Name	Relation	Transactions of Payments
		Item	Par value	Transactions				Gain/ Loss
				Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Investment stock	5,000	5,869,559	799,285		6,668,844

Kyongnam Bank	Subsidiary	Investment stock	5,000	504,629	28,247		532,876

Kwangju Bank	Subsidiary	Investment stock	5,000	364,955	36,751		401,706

Woori Credit Card	Subsidiary	Investment stock	5,000	—			—

Woori Finance Info. System	Subsidiary	Investment stock	5,000	7,284	1,336		8,620

Woori F&I	Subsidiary	Investment stock	5,000	35,896	6,642		42,538

Woori 2nd SPC	Subsidiary	Investment stock	5,000	20,016	—	82	19,934

Woori 3rd SPC	Subsidiary	Investment stock	5,000	1,266	29,928		31,194

Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	34,978	73		35,051

Woori Securities	Subsidiary	Investment stock	5,000	168,639	—	2,319	166,320

Total				7,007,222	902,262	401	7,907,083

*	The above transactions have been derived using the equity method.

1)	Merger of Woori Bank and Woori Credit Card took place on March 31, 2004

c.	Real-Estate Transactions (Including rent activities)

(1)	Transactions of Real-estate Rent activities

									(units: millions of won)

Name	Relation	Transactions of Payments
		Item		location	Quantity				Information		Rent
					Rent		Rent		Maturity	Guarantee
					Inc	Dec	Inc	Dec
Woori Bank	Affiliate	Rent	Bldg	Hoeihyun -dong 1ga, 203bunji	—	—	—	—	2001.3.21 ~ 2005.3.21	3,846	371
Total										3,846	371

*	The above contract was extended on 2005.3.21

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2004 and the related non-consolidated statements of operations and cash flows for the three months ended March 31, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 are not presented fairly, in all material respects, in accordance with the financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 17, 2004, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2003 comparatively presented does not differ, in material respects, from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has been made in conformity with the basis stated in Note 2 to the accompanying non-consolidated interim financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without offering our conclusion, we draw attention to the followings:

As explained in Note 26 to the accompanying non-consolidated interim financial statements, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won)330.3 billion (US$ 286.3 million) of the difference between (Won)657.2 billion (US$ 569.7 million) of net assets acquired from WCC and (Won)326.9 billion (US$ 283.4 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 571 million to 636 million and contributed capital of Woori Bank increased from (Won)2,852.8 billion (US$ 2,472.9 million) to (Won)3,179.8 billion (US$ 2,756.4 million) as of March 31, 2004.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 7, 2004

Notice to Readers

This report is effective as of May7, 2004, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between thisreview report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2004		Dec. 31, 2003
ASSETS	(In millions)				(In thousands)

Cash and bank deposits (Notes 16 and 20)	(Won)	489,773	(Won)	349,585	US$	424,561	US$	303,038
Investment securities of subsidiaries (Note 3)		7,907,083		7,007,222		6,854,267		6,074,222
Loans, net of allowance for possible loan losses (Notes 4, 5 and 20)		231,726		830,566		200,872		719,977
Fixed assets (Note 6)		263		293		228		254
Other assets (Notes 5, 7, 10 and 20)		21,304		60,149		18,467		52,141

	(Won)	8,650,149	(Won)	8,247,815	US$	7,498,395	US$	7,149,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Note 8)	(Won)	230,000	(Won)	—	US$	199,376	US$	—
Debentures, net of discounts and reconciliation for conversion rights and plus accrued interest and redemption premium (Notes 9 and 10)		2,445,598		2,621,182		2,119,971		2,272,176
Other liabilities (Notes 10, 11, 12 and 20)		116,048		28,738		100,596		24,911

		2,791,646		2,649,920		2,419,943		2,297,087

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,877,525		3,877,525		3,361,239		3,361,239
Capital surplus (Note 13)		61,324		61,324		53,159		53,159
Retained earnings (Note 13)
Legal reserve		79,178		58,921		68,635		51,076
Voluntary reserve		1,120,000		1,000,000		970,874		866,852
Retained earnings before appropriations (Net income (loss) of (Won)(151,369) million and (Won)202,565 million for the three months ended March 31, 2004 and for the year ended December 31, 2003, respectively)		(283,183)		223,945		(245,478)		194,127

		915,995		1,282,866		794,031		1,112,055
Capital adjustments (Notes 3 and 14)		1,003,659		376,180		870,023		326,092

		5,858,503		5,597,895		5,078,452		4,852,545

	(Won)	8,650,149	(Won)	8,247,815	US$	7,498,395	US$	7,149,632

See Accompanying notes to non-consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for income (loss) per share data)				(In thousands, except for income (loss) per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Note 3)	(Won)	—	(Won)	209,988	US$	—	US$	182,028
Interest income (Note 20)		11,337		19,581		9,828		16,974
Gain on valuation of swap contracts (Notes 9 and 20)		—		17,395		—		15,079
Gain on foreign currency transactions		2,884		—		2,500		—
Gain on foreign currency translation		10,632		—		9,216		—
Reversal of allowance for doubtful accounts		3,146		—		2,727		—

		27,999		246,964		24,271		214,081

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Note 3)		(126,707)		—		(109,836)		—
Interest expense (Note 20)		(37,644)		(35,212)		(32,632)		(30,524)
Loss on valuation of swap contracts (Notes 9 and 20)		(9,260)		(27)		(8,027)		(23)
Provision for possible loan losses		—		(6,213)		—		(5,386)
Loss on foreign currency translation		—		(14,609)		—		(12,664)
Fees and commissions		(1,155)		(1,016)		(1,001)		(881)
General and administrative (Notes 17 and 20)		(4,778)		(8,132)		(4,142)		(7,049)

		(179,544)		(65,209)		(155,638)		(56,527)

OPERATING INCOME (LOSS)		(151,545)		181,755		(131,367)		157,554

NON-OPERATING INCOME		177		191		153		166

NON-OPERATING EXPENSES		(1)		(6)		(1)		(5)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(Won)	(151,369)	(Won)	181,940	US$	(131,215)	US$	157,715

INCOME TAX EXPENSE (Note 15)		—		—		—		—

NET INCOME (LOSS)	(Won)	(151,369)	(Won)	181,940	US$	(131,215)	US$	157,715

BASIC ORDINARYINCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(195)	(Won)	237		US(0.169)	US$	0.205

BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(195)	(Won)	237		US(0.169)	US$	0.205

DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	(188)	(Won)	234		US(0.163)	US$	0.203

See Accompanying notes to non-consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	(151,369)		(Won)181,940	US$	(131,215)	US$	157,715

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		126,707		—		109,836		—
Interest expense (amortization of discounts on debentures)		2,988		2,268		2,590		1,966
Loss on valuation of swap contracts		9,260		27		8,027		23
Provision for possible loan losses		—		6,213		—		5,386
Loss on foreign currencytranslation		—		14,609		—		12,664
Provision for severance benefits		22		57		19		49
Depreciation		26		34		23		29
Amortization on intangible assets		4		3		3		3
Stock compensation		117		117		102		102
Gain on valuation using the equity method of accounting		—		(209,988)		—		(182,028)
Interest income on loans		(560)		(6,417)		(486)		(5,563)
Gain on valuation of swap contracts		—		(17,395)		—		(15,079)
Gain on foreign currency translation		(10,632)		—		(9,216)		—
Reversal of allowance for doubtful accounts		(3,146)		—		(2,727)		—

		124,786		(210,472)		108,171		(182,448)

Changes in operating assets and liabilities:
Decrease in other receivable		130		4		113		3
Decrease in accrued income		336		1,280		291		1,110
Decrease in long term accrued interest income		27,982		—		24,256		—
Decrease in currency swap contracts		16,463		—		14,271		—
Decrease in prepaid expenses		7		237		6		205
Increase in prepaid income tax		(5,143)		(2,167)		(4,458)		(1,878)
Increase (decrease) in other payables		(8)		2,510		(7)		2,176
Increase in accrued expenses		535		1,970		464		1,708
Increase (decrease) in withholdings		(50)		19		(43)		16

		40,252		3,853		34,893		3,340

Net cash providing by (used in) operating activities	(Won)	13,669	(Won)	(24,679)	US$	11,849	US$	(21,393)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	(Won)	262,609	(Won)	1,500	US$	227,643	US$	1,300
Collection of loans		601,850		295,286		521,715		255,969
Acquisition of investment securities of subsidiaries		(800,000)		(200,000)		(693,481)		(173,370)
Increase in loans		—		(90,000)		—		(78,016)
Acquisition of fixed assets		—		(9)		—		(8)

Net cash provided by investing activities		64,459		6,777		55,877		5,875

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings		230,000		—		199,376		—
Proceeds from debentures in local currency		—		20,000		—		17,337
Proceeds from debentures in foreign currencies		—		48,633		—		42,158
Capital increase with consideration		—		5		—		4
Payment of debentures in foreign currencies		(167,940)		—		(145,579)		—

Net cash provided by financing activities		62,060		68,638		53,797		59,499

NET INCREASE IN CASH AND BANK DEPOSITS		140,188		50,736		121,523		43,981

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		349,585		73,255		303,038		63,501

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	489,773	(Won)	123,991	US$	424,561	US$	107,482

See Accompanying notes to non-consolidated interim financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(See Independent Accountants’ Review Report)

1.	GENERAL

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter collectively referred to as the “Five Subsidiaries”), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to (Won)3,637,293 million (US$ 3,152,993 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounted to (Won)3,877,525 million (US$ 3,361,239 thousand), consisting of 775,504,910 common shares issued and outstanding as of March 31, 2004.

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won)6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of March 31, 2004.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2) Subsidiaries

General information pertaining to the Company’s subsidiaries as of March 31, 2004 does not differ materially from that as of December 31, 2003 except for set forth below.

Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC. Accordingly, the number of issued common shares of Woori Bank increased from 571 million to 636 million and contributed capital of Woori Bank increased from (Won)2,853 billion (US$2,473 million) to (Won)3,180 billion (US$2,757 million) as of March 31, 2004.

For the three months ended March 31, 2004, Woori Bank additionally acquired PT Bank Woori Indonesia’s 231 shares of common stock which are 13.6% ownership interest in of the 2nd-tier subsidiary of the Company.

a. The summary of subsidiaries as of March 31, 2004 is as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Finance Information System Co., Ltd. (WFIS)	900,000	100.0	December 31
”	Woori F&I Co., Ltd. (WF&I)	2,000,000	100.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd. (WASS2)	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd. (WASS3)	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd. (WITM)	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd. (Woori Securities)	17,372,300	52.7	March 31
Woori Bank	Woori Credit Information Co., Ltd. (WCI)	1,008,000	100.0	December 31
”	Woori America Bank (WAB)	8,500,000	100.0	December 31
”	PT. Bank Woori Indonesia (BWI)	1,618	95.2	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd. (WCAAMC)	408,000	51.0	December 31

b. The summary of subsidiaries as of December 31, 2003 was as follows:

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	570,567,520	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd. (*2)	22,600,000	100.0	December 31

Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Fiscal year end
”	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
Woori Finance Holdings Co., Ltd.	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd. (*3)	17,372,300	52.7	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank (*4)	8,500,000	100.0	December 31
”	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	The number of outstanding shares of Woori Bank increased by 17,687,520 shares as a result of Woori Bank’s merger with Woori Investment Bank on July 31, 2003.

(*2)	On March 27, 2003 and September 30, 2003, the Company purchased 40,000,000 new shares of WCC for (Won)200,000 million (US$ 173,370 thousand) and 128,000,000 new shares of WCC for (Won)640,000 million (US$ 554,785 thousand). However, WCC curtailed 380,000,000 shares amounting to (Won)1,900,000 million (US$ 1,647,018 thousand) in a capital reduction without compensation on December 22, 2003.

(*3)	The Company purchased 4,121,730 shares of Woori Securities for (Won)16,899 million (US$ 14,649 thousand) on November 28, 2003.

(*4)	Woori Bank purchased 1,500,000 new shares of WAB for US$ 15 million on September 3, 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The US dollar amounts presented in these non-consolidated interim financial statements were computed by translating Korean won into US dollars at the rate of (Won)1,153.6 to US$1.00 the Base Rate announced by Seoul Money Brokerage Service, Ltd. at March 31, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated interim financial statements, are not different materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2003.

3.	INVESTMENT SECURITIES OF SUBSIDIARIES

(1)	Changes in equity securities during the three months ended March 31, 2004, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	January 1, 2004		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		March 31, 2004
Woori Bank	(Won)	5,869,559	(Won)	261,777	(Won)	579,770	(Won)	(42,262)	(Won)	6,668,844
Kyongnam Bank		504,628		31,093		10,126		(12,971)		532,876
Kwangju Bank		364,955		40,901		4,410		(8,560)		401,706
Woori Credit Card (*1)		—		(466,410)		1,677		464,733		—
Woori Finance Information System		7,284		1,336		—		—		8,620
Woori F&I		35,896		3,316		4,826		(1,500)		42,538
Woori Second Asset Securitization Specialty		20,016		(82)		—		—		19,934
Woori Third Asset Securitization Specialty		1,266		(1,038)		30,966		—		31,194
Woori Investment Trust Management		34,978		73		—		—		35,051
Woori Securities		168,640		2,327		(4,647)		—		166,320

	(Won)	7,007,222	(Won)	(126,707)	(Won)	627,128	(Won)	399,440	(Won)	7,907,083

(*1)	(Won)105,581 million (US$ 91,523 thousand) of unrecorded loss on valuation of the equity securities in WCC in 2003, due to discontinuance of equity method of accounting was reflected in the other increase or decrease for the three months ended March 31, 2004. In addition, the investment securities of WCC were combined in those of Woori Bank since WCC was merged into Woori Bank on March 31, 2004.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2003 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjust- ments		Other increase (decrease)		Book value as of Dec. 31, 2003
Woori Bank	(Won)	2,764,400	(Won)	2,760,234	(Won)	800,161	(Won)	(455,236)	(Won)	5,869,559
Kyongnam Bank		259,000		235,406		32,074		(21,852)		504,628
Kwangju Bank		170,403		195,597		9,508		(10,553)		364,955
Woori Credit Card (*1)		273,000		(1,490,901)		(522,099)		1,740,000		—
Woori Investment Bank		170,493		44,780		34,627		(249,900)		—
Woori Finance Information System		5,244		2,238		6		(204)		7,284
Woori F&I		10,094		23,304		3,998		(1,500)		35,896
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		33,006		—		(13,000)		20,016
Woori Third Asset Securitization Specialty		10		(2,678)		13,824		(9,890)		1,266
Woori Investment Trust Management		39,128		3,350		—		(7,500)		34,978
Woori Securities		152,662		1,759		2,560		11,659		168,640

	(Won)	3,844,454	(Won)	1,806,085	(Won)	374,659	(Won)	982,024	(Won)	7,007,222

(*1)	During the year ended December 31, 2003, the equity method of accounting was discontinued for the valuation of investment securities in WCC as the investment balance was reduced to zero during the year.

(3)	Of the valuation of the investment securities using the equity method, the details of other increase or decrease during the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	Business combinations between subsidiaries		Acquisition (disposition)		Retained earnings		Dividends received		Total
Woori Bank	(Won)	200,163		—	(Won)	(2,787)	(Won)	(239,638)	(Won)	(42,262)
Kyongnam Bank		—		—		(21)		(12,950)		(12,971)
Kwangju Bank		—		—		(40)		(8,520)		(8,560)
Woori Credit Card		(200,163)		800,000		(135,104)		—		464,733
Woori F&I		—		—		—		(1,500)		(1,500)

	(Won)	—	(Won)	800,000	(Won)	(137,952)	(Won)	(262,608)	(Won)	399,440

The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition)		Retained earnings		Dividends received		Total
Woori Bank (*1)	(Won)	227,084	(Won)	(108,430)	(Won)	(573,890)	(Won)	(455,236)
Kyongnam Bank		—		(11,492)		(10,360)		(21,852)
Kwangju Bank		—		(3,737)		(6,816)		(10,553)
Woori Credit Card		1,740,000		—		—		1,740,000
Woori Investment Bank		(249,666)		(234)		—		(249,900)
Woori Finance Information System		—		(204)		—		(204)
Woori F&I Co., Ltd		—		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty		—				(13,000)		(13,000)
Woori Third Asset Securitization Specialty		—		(9,890)		—		(9,890)
Woori Investment Trust Management		—		—		(7,500)		(7,500)
Woori Securities		16,959		—		(5,300)		11,659

	(Won)	1,734,377	(Won)	(133,987)	(Won)	(618,366)	(Won)	982,024

(*1)	Woori Bank recorded a gain on disposition of the investment in WITM amounting to (Won)17,715 million (US$ 15,356 thousand) and a loss on disposition of the investment in Woori Securities amounting to (Won)40,297 million (US$ 34,932 thousand) which were recorded in capital surplus of Woori Bank. The Company recognized these amounts as increase and decrease, respectively, in acquisition cost of the investment in Woori Bank.

(4)	For investments in the subsidiaries accounted for using the equity method, the excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years while excess of the proportionate net asset value on the acquisition date over the acquisition cost is amortized over 5 years.

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	January 1, 2004		Increase (decrease)		Amortization		March 31, 2004
Woori Bank	(Won)	264,026	(Won)	24,056	(Won)	3,883	(Won)	284,199
Kyongnam Bank		7,565		—		111		7,454
Kwangju Bank		16,442		—		242		16,200
Woori Credit Card		24,415		(24,056)		359		—
Woori F&I		84		—		1		83
Woori Securities		(30,223)		—		(1,511)		(28,712)

	(Won)	282,309	(Won)	—	(Won)	3,085	(Won)	279,224

The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date during the period from the acquisition to December 31, 2003 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Increase (decrease)		Amortization		December 31, 2003
Woori Bank	(Won)	328,323	(Won)	(17,300)	(Won)	46,997	(Won)	264,026
Kyongnam Bank		8,900		—		1,335		7,565
Kwangju Bank		19,343		—		2,901		16,442
Woori Credit Card		28,721		—		4,306		24,415
Woori Investment Bank		5,979		(5,282)		697		—
Woori Finance Information System		(110)		—		(110)		—
Woori F&I		94		—		10		84
Woori Securities		355		(30,223)		355		(30,223)

	(Won)	391,605	(Won)	(52,805)	(Won)	56,491	(Won)	282,309

(5)	The details of the elimination of unrealized intercompany income or loss for the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	Operating income		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	566	(Won)	—	(Won)	1,635
Kyongnam Bank		—		—		—		(5)		(5)
Kwangju Bank		—		—		—		(29)		(29)
Woori Credit Card		—		—		—		(173)		(173)
Woori Finance Information System		(150)		—		—		—		(150)

	(Won)	919	(Won)	—	(Won)	566	(Won)	(207)	(Won)	1,278

4.	LOANS

Loans as of March 31, 2004 and December 31, 2003 are as follows:

				Korean won				US dollars (Note 2)
	Issuance date	Maturity date	Annual interest rate (%)	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2004		Dec. 31, 2003
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	7.3	(Won)	30,000	(Won)	30,000	US$	26,006	US$	26,006

Woori F&I (*2)	Dec. 20, 2002	Dec. 20, 2006	7.6		3,150		5,000		2,730		4,334

”	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		90,000		78,017		78,017

”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000		19,938		19,938

”	Jul. 29 2003	Jul. 29 2007	7.3		8,850		8,850		7,671		7,671

					125,000		126,850		108,356		109,960

WASS2:
2-1 non-guaranteed privately placed bond (*3)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		100		87		87

WASS3:

3-1 non-guaranteed privately placed bond (*3)	Apr. 15, 2002	Apr. 15, 2012	7.8		27,790		27,790		24,090		24,090

Woori Bank:
1st non-guaranteed subordinated convertible bonds (*4)	Sep. 27, 2002	Sep. 27, 2012	—		—		150,000		—		130,028

2nd non-guaranteed subordinated convertible bonds (*4)	Oct. 30, 2002	Oct. 30, 2012	—		—		200,000		—		173,370

3rd non-guaranteed subordinated convertible bonds (*4)	Nov. 28, 2002	Nov. 28, 2012	—		—		250,000		—		216,713

					—		600,000		—		520,111

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*5)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		43,342		43,342

Total					232,890		834,740		201,881		723,596

Allowance for possible loan losses (Note 5)					1,164		4,174		1,009		3,619

Net				(Won)	231,726	(Won)	830,566	US$	200,872	US$	719,977

(*1)	Loans to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.
(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I.
(*3)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date, however, the trusteesmay exercise early redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.
(*4)	All of the convertible bonds are redeemed.
(*5)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Allowance for possible loan losses as of March 31, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Mar.31, 2004		Dec. 31, 2003		Mar.31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans:
Woori F&I	(Won)	625	(Won)	634	US$	542	US$	550
Woori Finance Information System		150		150		130		130
Woori Bank		—		3,000		—		2,601
Kwangju Bank		250		250		217		217
Woori Second Asset Securitization Specialty		1		1		1		1
Woori Third Asset Securitization Specialty		138		139		119		120

Sub-total		1,164		4,174		1,009		33,619

Long-term accrued interest income:
Woori Bank		—		140		—		121
Kwangju Bank		14		11		12		10

Sub-total		14		151		12		131

Total	(Won)	1,178	(Won)	4,325	US$	1,021	US$	3,750

(2)	Changes in allowances for possible loan losses during the three months ended March 31, 2004, the year ended December 31, 2003 and three months ended March 31, 2003 are as follows (Unit: Korean won in millions):

	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2003
Beginning balance	(Won)	4,325	(Won)	147,381	(Won)	147,381
Write off loans		—		(127,400)		—
Provision for possible loan loss (reversal of allowance for doubtful loans)		(3,147)		(15,656)		6,212

Ending balance	(Won)	1,178	(Won)	4,325	(Won)	153,593

6.	FIXED ASSETS

(1)	Changes in tangible assets for the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Mar. 31, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	—	(Won)	6	(Won)	51
Furniture and equipment		124		—		—		14		110
Structures in leased offices		61		—		—		6		55

	(Won)	242	(Won)	—	(Won)	—	(Won)	26	(Won)	216

(2)	Changes in intangible assets for the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Amortization		Mar. 31, 2004
Software	(Won)	20	(Won)	—	(Won)	2	(Won)	18
Industrial property right		31		—		2		29

	(Won)	51	(Won)	—	(Won)	4	(Won)	47

As of March 31, 2004, accumulated amortization of software and industrial property right amounted to (Won)15 million(US$ 13 thousand) and (Won)17 million(US$ 15 thousand), respectively.

7.	OTHER ASSETS

Other assets as of March 31, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Mar.31, 2004		Dec. 31, 2003		Mar.31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	3,870	(Won)	3,870	US$	3,355	US$	3,355
Other receivables		1,250		1,146		1,084		993
Accrued income		3,714		31,471		3,219		27,281
Currency swaps (Notes 9 and 10)		—		16,463		—		14,271
Advance payment		1		1		1		1
Prepaid expenses		787		795		682		689
Prepaid income tax		11,696		6,554		10,138		5,682

Total		21,318		60,300		18,479		52,272

Allowance for losses for accrued interest (Note 5)		(14)		(151)		(12)		(131)

Net	(Won)	21,304	(Won)	60,149	US$	18,467	US$	52,141

8.	BORROWINGS

Borrowings in local currency as of March 31, 2004 and December 31, 2003 are as follows:

	Annual interest rate (%)	Maturity	Korean won				US dollars (Note 2)
			Mar.31, 2004		Dec. 31, 2003		Mar.31, 2004		Dec. 31, 2003
			(In millions)				(In thousands)
Hana Bank	(*1)	Oct. 30, 2004	(Won)	50,000	(Won)	—	US$	43,343	US$	—
KorAm Bank	(*2)	Sep. 30, 2005		50,000		—		43,343		—
Shinhan Bank	(*3)	Aug. 19, 2005		50,000		—		43,343		—
Korea First Bank	(*4)	Jul. 16, 2004		50,000		—		43,343		—
Samsung Insurance Company (*5)	6.10%	Sep. 15, 2004		30,000		—		26,004		—

			(Won)	230,000	(Won)	—	US$	199,376	US$	—

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1.2% is payable in advance. Early redemption is permitted. The borrowing is made under the line of credit of (Won)200,000 million (US$ 173,370thousand) as of March 31, 2004.
(*2)	Interest at 3-month CD rate +1.3%. Early redemption is permitted. The borrowing is made the line of credit of (Won)100,000 million (US$ 86,685 thousand) as of March 31, 2004.
(*3)	Interest at 3-month CD rate +1.4% is payable in advance. Early redemption is permitted. The borrowing is made the line of credit of (Won)200,000 million (US$ 173,370 thousand) as of March 31, 2004.

(*4)	Interest at 3-month CD rate +1.5%. Early redemption is permitted. The borrowing is made the line of credit of (Won)100,000 million (US$ 86,685 thousand)as of March 31, 2004.
(*5)	The borrowing is made the line of credit of (Won)100,000 million(US$ 86,685 thousand) as of March 31, 2004.

9.	DEBENTURES

(1)	Debentures in local currency as of March 31, 2004 and December 31, 2003 are as follows:

1) Bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Mar.31, 2004		Dec. 31, 2003		Mar.31, 2004		Dec. 31, 2003

				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	300,000	(Won)	300,000	US$	260,055	US$	260,055
The 3rd bonds	Dec.3, 2001	5.93	Dec. 3, 2004		300,000		300,000		260,055		260,055
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		130,029		130,029
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		300,000		300,000		260,055		260,055
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		260,055		260,055
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		173,372		173,372
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000		260,055		260,055
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000		260,055		260,055

Total					2,150,000		2,150,000		1,863,731		1,863,731
Less: discounts					(5,640)		(7,403)		(4,889)		(6,417)

				(Won)	2,144,360	(Won)	2,142,597	US$	1,858,842	US$	1,857,314

2) Convertible bonds

	Issue date	Annual interest rate (%)	Maturity	Korean won				US dollars (Note2)
				Mar.31, 2004		Dec. 31, 2003		Mar.31, 2004		Dec. 31, 2003

				(In millions)				(In thousands)
The convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	20,000	(Won)	20,000	US$	17,337	US$	17,337
Add: redemption premium					2,314		2,314		2,006		2,006
Less: reconciliation for conversion rights					(2,251)		(2,509)		(1,951)		(2,175)

				(Won)	20,063	(Won)	19,805	US$	17,392	US$	17,168

The unguaranteed privately placed convertible bonds were issued to Lehman Brothers HY Opportunities Korea Inc The coupon rate is zero whereas yield to maturity of 3.683 % was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 per share which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after theissuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(2)	Debentures in foreign currencies as of March 31, 2004 and December 31, 2003 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1) Bonds in foreign currencies

	Issue date	Annual interest rate (%)		Maturity	Foreign currencies
					Mar.31, 2004		Dec. 31, 2003
Floating rate notes	Nov. 2, 2001	(	*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: discount						(143)		(204)

					US$	149,857	US$	149,796

Korean won equivalent					(Won)	172,875	(Won)	179,426

Yen denominated bonds	Jan. 16, 2002	1.74		Jan. 16, 2004	JPY	—	JPY	15,000,000
Less: discount						—		(1,563)

					JPY	—	JPY	14,998,437

Korean won equivalent					(Won)	—	(Won)	167,922

Total					(Won)	172,875	(Won)	347,348

(*1)	London Interbank Offered Rate (LIBOR) (6 months) + 1.6%

2) Convertible bonds in foreign currency

	Issue date	Annual interest rate (%)	Maturity	Foreign currency
				Mar. 31, 2004		Dec. 31, 2003
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					1,614		1,345

				US$	37,614	US$	37,345

Korean won equivalent				(Won)	43,391	(Won)	44,732

Convertible bonds (*2)	Dec. 12, 2002	—	Dec. 20, 2005	US$	16,000	US$	16,000
Long-term accrued interest					565		454

				US$	16,565	US$	16,454

Korean won equivalent				(Won)	19,110	(Won)	19,709

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	39,000
Add: redemption premium					2,664		2,664
Less: reconciliation for conversion rights					(3,049)		(3,407)

				US$	38,615	US$	38,257

Korean won equivalent				(Won)	44,657	(Won)	45,818

Convertible bonds (*4)	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000	US$	1,000
Add: redemption premium					63		63
Less: reconciliation for conversion rights					(75)		(82)

				US$	988	US$	981

				(Won)	1,142	(Won)	1,173

Total				(Won)	108,300	(Won)	111,432

(*1)	The unguaranteed privately placed bonds of US$ 36 million were issued to Lehman Brothers International Europe (“LBIE”) on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,313 per share (conversion-exchange rate applied was (Won)1,201.4:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)	The unguaranteed privately placed bonds of US$16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,588 per share (conversion-exchange rate applied was (Won)1,215.8:US$ 1),which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.

(*3)	The unguaranteed privately placed bonds of US$ 39 million were issued to LBIE on March 26, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is (Won)5,380 per share (conversion-exchange rate applied was (Won)1,194.9:US$ 1),which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until September 26, 2004.

(*4)	The unguaranteed privately placed bonds of US$ 1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won)7,228 per share (conversion-exchange rate applied was (Won)1,185.5:US$ 1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to prevent any risks involved with fluctuations in exchange rates and interest rates. As of March 31, 2004 and December 31, 2003, cross currency interest rate swap contracts were as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			Mar. 31, 2004		Dec. 31, 2003
Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	99,496	US$	99,496	Receipt: LIBOR (6 months) + 1.6%
				128,888		128,888	Payment: CD interest rate (3 months) + 1.5%
Swap 3	Jan. 28, 2002	Jan. 16, 2004		—	JPY	14,924,633	Receipt: annual rate of 1.74% in every 6 months
				—		147,754	Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: compound interest rate of 2.9245%(6 months)
				44,136		44,136	Payment: annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: compound interest rate of 2.7335%(6 months)
				19,248		19,248	Payment: annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000	US$	39,000	Receipt: compound interest rate of 2.215%(6 months)
				48,633		48,633	Payment: annual rate of 3.04%
Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000	US$	1,000	Receipt: compound interest rate of 2.034%(6 months)
				1,179		1,179	Payment: annual rate of 3.93%

For the three months ended March 31, 2004, losses on valuation of swaps of (Won)9,260 million (US$ 8,027 thousand) and for the three months ended March 31, 2003, gains on valuation of (Won)17,395 million (US$15,079 thousand) and losses on valuation of (Won)27 million (US$23 thousand), were recorded in connection with the above swap contracts.

10.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies of the Company as of March 31, 2004 and December 31, 2003 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2004		Dec. 31, 2003
	(In thousands)				(In millions)
(Assets)
Currency swaps	JPY	—	JPY	1,470,444	(Won)	—	(Won)	16,463

(Liabilities)
Debentures in foreign currencies	US$	149,857	US$	149,796		172,875		179,426
”	JPY	—	JPY	14,998,437		—		167,922
”	US$	36,000	US$	16,000		41,530		43,121
”	US$	16,000	US$	16,000		18,458		19,165
”	US$	39,000	US$	39,000		44,990		46,714
”	US$	1,000	US$	1,000		1,154		1,198
Long-term accrued interest payables	US$	1,614	US$	1,345		1,862		1,611
”	US$	565	US$	454		652		544
Redemption premium	US$	2,664	US$	2,664		3,184		3,184
	US$	63	US$	63		74		74
Reconciliation for conversion rights	US$	(3,049)	US$	(3,407)		(3,517)		(4,080)
	US$	(75)	US$	(82)		(87)		(99)

						281,175		458,780

Accrued expenses	US$	920	US$	920		1,061		1,101
	JPY	—	JPY	54,611		—		611

						1,061		1,712

Currency swaps	US$	23,976	US$	15,360		27,658		18,398

					(Won)	309,894	(Won)	478,890

11.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to(Won)1,425 million (US$1,235 thousand) as of March 31, 2004.

The details of changes in the accrued severance benefits for the three months ended March 31, 2004 and 2003 are as follows:

	Korean won				US dollars (Note2)
	Mar. 31, 2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003
	(In millions)				(In thousands)
Beginning balance	(Won)	1,583	(Won)	968	US$	1,372	US$	840
Provision for severance benefits		22		57		19		49
Payment for severance benefits (Note 16)		(180)		—		(156)		—

Ending balance	(Won)	1,425	(Won)	1,025	US$	1,235	US$	889

The Company has purchased an employee retirement trust and made deposits at Woori Bank as of March 31, 2004. The deposits, amounting to (Won)954 million (US$ 827 thousand), are presented as a deduction from accrued severance indemnities.

12.	OTHER LIABILITIES

Otherliabilities as of March 31, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note 2)
	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Accrued severance benefits	(Won)	1,425	(Won)	1,583	US$	1,235	US$	1,372
Deposits with employee retirement trust (Note 11)		(954)		(954)		(827)		(827)
Other payables		679		507		589		439
Accrued expenses		9,551		9,016		8,279		7,816
Dividend Payable		77,551		—		67,224		—
Withholdings		138		188		120		163
Currency swaps (Notes 9 and 10)		27,658		18,398		23,976		15,948

	(Won)	116,048	(Won)	28,738	US$	100,596	US$	24,911

13.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won)5,000 par value, of which 775,504,910 common shares [(Won)3,877,525 million (US$ 3,361,239 thousand)] were issued and outstanding as of March 31, 2004 and December 31, 2003.

(2)	The changes in the capital stock of the Company during the period from the incorporation to March 31, 2004 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issue of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

		775,504,910	(Won)	3,877,525	(Won)	58,071

In 2004	—	—		—		—

		775,504,910	(Won)	3,877,525	(Won)	58,071

(3)	As of March 31, 2004 and December 31, 2003, other capital surplus is consideration for conversion rights in the total amount of (Won)3,253 million (US$ 2,820 thousand), consisting of (Won)2,215 million (US$1,920 thousand), (Won)997 million (US$ 864 thousand), and (Won)41 million (US$ 36 thousand) for convertible bonds, the first two among which were issued on March 26, 2003 and the third among which was issued on July 10, 2003.

(4)	Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

14.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (210,000 shares) given to 8 directors of its subsidiaries, who subsequently retired, were cancelled by the resolution of the Company’s board of directors on December 11, 2003.

(3)	The summary of stock options granted as of March 31, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	450,000 shares	900,000 shares	1,350,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application

Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share
Fair value	(Won)2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	936	(Won)	1,873	(Won)	2,809
Recorded in 2002 and 2003		507		1,015		1,522
Recorded in for the three months ended March 31,2004		117		234		351
To be recorded thereafter		312		624		936

As for the managements of the subsidiaries, each subsidiary is responsible for absorbing the respective stock option cost. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15.	INCOME TAX EXPENSE

(1)	Differences between financial accounting income (loss) and taxable income (loss) for the three months ended March 31, 2004 are as follows:

	Korean won		US dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	(151,369)	US$	(131,215)

Permanent differences
Additions:
Gain on valuation of investment securities		627,128		543,627
Deemed interest income		9,930		8,608
Reconciliation for conversion rights		3,253		2,820
Other		436		378

		640,747		555,433
Deductions:
Dividend		(256,845)		(222,647)
Investment securities		(137,951)		(119,583)

		(394,796)		(342,230)

		245,951		213,203

Temporary differences:
Additions:
Investment securities		1,426,634		1,236,680
Other		184,998		160,366

		1,611,632		1,397,046
Deductions:
Investment securities		(1,111,111)		(963,168)
Other		(583,745)		(506,020)

		(1,694,856)		(1,469,188)

		(83,224)		(72,142)

Income after tax adjustments		11,358		9,846

Utilization of tax loss carryforwards		(11,358)		(9,846)

Taxable income	(Won)	—	US$	—

7

(2)	The changes in cumulative temporary differences and tax loss carryforwards for the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004 (*1)		Increase		Decrease		Mar. 31, 2004		Deferred tax assets (liabilities)(*2)
Investment securities	(Won)	(1,426,634)	(Won)	(1,526,495)	(Won)	(1,426,634)	(Won)	(1,526,495)	(Won)	(18,557)
Swap contracts		(1,935)		27,658		1,935		23,788		7,065
Accrued income		(1,239)		(903)		(461)		(1,681)		(499)
Accrued severance benefits		950		—		—		950		261
Depreciation		19		3		9		13		4
Accrued expenses		2,200		2,101		2,200		2,101		624
Accounts receivable		(1,014)		(235)		—		(1,249)		(343)
Employee retirement deposits		(950)		—		—		(950)		(261)
Long-term accrued interest payables		2,154		360		—		2,514		691
Long-term accrued interest income		(30,232)		(2,810)		—		(33,042)		(9,087)
Premiums on debentures		5,572		—		—		5,572		1,532
Adjustment of conversion rights		(6,688)		(5,854)		—		(12,542)		(3,725)

		(1,457,797)		(1,506,175)		(1,422,951)		(1,541,021)		(22,295)
Tax loss carry forwards		197,308		—		11,358		180,950		51,136

	(Won)	(1,260,489)	(Won)	(1,506,175)	(Won)	(1,411,593)	(Won)	(1,355,071)	(Won)	28,841

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	25,588	(Won)	11,358	(Won)	14,230	2006
2002		14,205		—		14,205	2007
2003 (*1)		157,515		—		157,515	2008

	(Won)	197,308	(Won)	11,358	(Won)	180,950

(*1)	Reflected the additional adjustment based on the reported tax returns.

(4)	For the three months ended March 31, 2004, there is no income tax expense reflected in the statement of operations as there was no tax expense required by the Corporate Tax Act and there were no changes in net deferred tax assets.

16.	STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2004 and 2003, the transactions without cash flows are as follows:

	Korean won				US dollars (Note 2)
	Mar. 31, 2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003
Transactions	(In millions)				(In thousands)
Increase in capital adjustments due to valuation of investment securities	(Won)	627,128	(Won)	101,740	US$	543,627	US$	88,193
Increase(decrease) in retained earnings due to valuation of investment securities		(137,952)		509		(119,583)		441
Increase in other receivable and stock options		234		289		203		251
Increase in conversion rights		—		3,212		—		2,784
Payables for severance benefits		180		—		156		—

17.	GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the three months ended March 31, 2004 and 2003 are summarized as follows:

	Korean won				US dollars (Note 2)
	Mar. 31, 2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	2,011	(Won)	1,936	US$	1,743	US$	1,678
Provision for severance benefits		22		57		19		49
Fringe benefits		269		141		233		122
Rent		565		587		490		509
Entertainment		109		108		94		94
Depreciation		26		34		23		29
Amortization on intangible assets		4		3		3		3
Taxes and dues		17		22		15		19
Advertising		704		4,539		610		3,935
Travel		17		40		14		35
Telecommunications		12		18		10		16
Service fee		498		259		432		224
Suppliers		22		26		19		22
Stock compensation (Note 14)		117		117		102		102
Other		385		245		335		212

	(Won)	4,778	(Won)	8,132	US$	4,142	US$	7,049

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of March 31, 2004 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total stockholders’ equity (capital deficiency)
Woori Bank	(Won)	109,264,887	(Won)	102,869,398	(Won)	6,395,489
Kyongnam Bank		11,139,439		10,614,051		525,388
Kwangju Bank		8,767,605		8,382,331		385,274
Woori Finance Information System		287,835		278,646		9,189
Woori F&I		204,333		159,210		45,123
Woori Second Asset Securitization Specialty		20,181		34,091		(13,910)
Woori Third Asset Securitization Specialty		59,473		88,049		(28,576)
Woori Investment Trust Management		35,386		335		35,051
Woori Securities		566,748		196,759		369,989

	(Won)	130,345,887	(Won)	122,622,870	(Won)	7,723,017

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2004 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expense		Net operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	2,600,118	(Won)	2,336,236	(Won)	263,882	(Won)	272,792	(Won)	264,024
Kyongnam Bank		178,783		149,691		29,092		31,167		31,210
Kwangju Bank		143,035		112,678		30,357		41,663		41,172
Woori Credit Card (*1)		220,637		609,694		(389,057)		(465,879)		(465,879)
Woori Finance Information System		71,853		71,547		306		2,222		1,486
Woori F&I		5,449		4,129		1,320		5,734		3,317
Woori Second Asset Securitization Specialty		2,021		2,101		(80)		(82)		(82)
Woori Third Asset Securitization Specialty		20		1,054		(1,034)		(1,038)		(1,038)
Woori Investment Trust Management		1,694		1,434		260		259		73
Woori Securities		60,833		58,766		2,067		843		1,549

	(Won)	3,284,443	(Won)	3,347,330	(Won)	(62,887)	(Won)	(112,319)	(Won)	(124,168)

(*1)	The condensed statement of operations of Woori Credit Card was prepared for the three months ended March 31, 2004 prior to the merger into Woori Bank.

(3)	Major debt and assets of the Company and its subsidiaries as of March 31, 2004 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	230,000	(Won)	2,445,598	(Won)	2,675,598
Woori Bank		75,029,168		10,157,070		9,742,557		94,928,795
Kyongnam Bank		8,502,186		1,435,514		310,316		10,248,016
Kwangju Bank		6,422,028		1,414,712		200,577		8,037,317
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		150,000		—		150,000
Woori Second Asset Securitization Specialty		—		—		100		100
Woori Third Asset Securitization Specialty		—		—		27,790		27,790
Woori Investment Trust Management		64		—		—		64
Woori Securities		165,601		13,893		—		179,494

	(Won)	90,119,047	(Won)	13,611,189	(Won)	12,726,938	(Won)	116,457,174

2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	489,773	(Won)	7,907,083	(Won)	231,726	(Won)	8,628,582
Woori Bank		4,552,807		22,669,876		74,424,240		101,646,923
Kyongnam Bank		721,845		3,401,351		6,481,248		10,604,444
Kwangju Bank		207,653		2,810,473		5,300,554		8,318,680
Woori Finance Information System		16,164		521		—		16,685
Woori F&I		12,121		51,399		135,736		199,256
Woori Second Asset Securitization Specialty		3,442		12,699		3,727		19,868
Woori Third Asset Securitization Specialty		2,423		57,042		(1)		59,464
Woori Investment Trust Management		25,483		339		—		25,822
Woori Securities		218,758		176,724		73,623		469,105

Total	(Won)	6,250,469	(Won)	37,087,507	(Won)	86,650,853	(Won)	129,988,829

(4)	Allowances for possible loan losses of subsidiaries as of March 31, 2004 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	76,374,942	(Won)	1,950,702	2.55
Kyongnam Bank		6,587,179		105,931	1.61
Kwangju Bank		5,375,700		75,145	1.40
Woori F&I		136,417		682	0.50
Woori Second Asset Securitization Specialty		16,447		12,719	77.33
Woori Third Asset Securitization Specialty		445		445	100
Woori Securities		93,475		19,852	21.24

Total	(Won)	88,584,605	(Won)	2,165,476	2.44

Allowances for possible loan losses of subsidiaries as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	74,343,819	(Won)	1,550,988	2.09
Kyongnam Bank		6,550,115		103,556	1.58
Kwangju Bank		5,409,972		72,042	1.33
Woori Credit Card		1,809,395		379,651	20.98
Woori F&I		115,237		501	0.43
Woori Second Asset Securitization Specialty		17,980		11,675	64.93
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Securities		59,582		21,034	35.30

Total	(Won)	88,306,545	(Won)	2,139,466	2.42

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES:

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-companies incomes or losses for the three months ended March 31, 2004 are as follows:

Company	Korean won		US dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	261,777	US$	226,922	(206.6)
Kyongnam Bank		31,093		26,953	(24.5)
Kwangju Bank		40,901		35,455	(32.3)
Woori Credit Card		(466,410)		(404,308)	368.1
Woori Finance Information System		1,336		1,158	(1.1)
Woori F&I		3,316		2,875	(2.6)
Woori Second Asset Securitization Specialty		(82)		(71)	0.1
Woori Third Asset Securitization Specialty		(1,038)		(900)	0.8
Woori Investment Trust Management		73		63	(0.1)
Woori Securities		2,327		2,017	(1.8)

Gain on valuation using the equity method		(126,707)		(109,836)	100.0

Other income		28,176		24,424
Other expenses		(52,838)		(45,803)

Net income	(Won)	(151,369)	US$	(131,215)

20.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES:

(1)	Account balances with the subsidiaries as of March 31, 2004 and December 31, 2003 are as follows:

	Korean won				US dollars (Note2)
	Mar. 31, 2004		Dec. 31, 2003		Mar. 31, 2004		Dec. 31, 2003		Account
	(In millions)				(In thousands)
Woori Bank	(Won)	440,641	(Won)	322,145	US$	381,970	US$	279,252	Cash and bank deposits
“		—		600,000		—		520,111	Loans
“		3,846		3,846		3,334		3,334	Guarantee deposits
“		812		652		704		565	Other receivables
“		63		28,379		55		24,600	Accrued income
“		—		16,463		—		14,271	Currency swaps (assets)
“		64		—		55		—	Other payables
“		27,658		18,398		23,975		15,948	Currency swaps (liabilities)
Kyongnam Bank		29,283		16,204		25,384		14,046	Cash and bank deposits
“		14		14		12		12	Accrued income
Kwangju Bank		19,848		11,236		17,205		9,740	Cash and bank deposits
“		50,000		50,000		43,343		43,343	Loans
“		2,816		2,253		2,441		1,953	Accrued income
Woori Credit Card		—		8		—		7	Other receivables
“		—		93		—		81	Other payables
Woori Finance Information System		30,000		30,000		26,006		26,006	Loans
“		215		101		186		88	Other receivables
“		360		363		312		315	Accrued income
“		803		—		696		—	Accrued expense
Woori F&I		125,000		126,850		108,356		109,960	Loans
Woori Second Asset Securitization Specialty		100		100		87		87	Loans
“		2		2		2		2	Accrued income
Woori Third Asset Securitization Specialty		27,790		27,790		24,090		24,090	Loans
“		459		459		398		398	Accrued income
Woori Investment Trust Management		49		39		42		34	Other receivables
Woori Credit Information		111		90		96		78	Other receivables
Woori CA Asset Management		153		124		133		107	Other receivables
Principal guaranteed trust accounts of Woori Bank		954		954		827		827	Deposits with employee retirement trust

(2)	Transactions with the subsidiaries for the three months ended March 31, 2004 and 2003 are as follows:

	Korean won				US dollars (Note2)
	Mar. 31,2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003		Account
	(In millions)				(In thousands)
Woori Bank	(Won)	1,397	(Won)	934	US$	1,211	US$	810	Interest income
“		5,762		5,868		4,995		5,087	Interest income
“		—		17,395		—		15,079	Gain on valuation of swap contracts
“		9,260		27		8,027		23	Loss on valuation of swap contracts
“		496		496		430		430	Rent
Kyongnam Bank		129		105		112		91	Interest income
Kwangju Bank		94		108		81		94	Interest income
“		561		549		486		476	Interest income
Woori Credit Card		—		3,163		—		2,742	Interest income
Woori Finance Information System		549		3,319		476		2,877	Interest income
“		705		—		611		—	Miscellaneous income
“		262		130		227		113	Other administrative expenses
Woori F&I		2,301		751		1,995		651	Interest income
Woori First Asset Securitization Specialty		—		3,298		—		2,859	Interest income
Woori Second Asset Securitization Specialty		2		642		2		557	Interest income
Woori Third Asset Securitization Specialty		541		845		469		732	Interest income

(3)	Repurchase of the transferred credit card subscriber base

Kwangju Bank sold its credit card subscriber base to WCC on February 28, 2003. However, due to WCC’s merger into Woori Bank in the first quarter of 2004, Kwangju Bank repurchased such credit card subscriber base including the related card assets and liabilities from WCC on March 29, 2004. The consideration for the transaction was (Won) 73 billion (US$ 63 thousand) and no gains or losses was recorded in connection.

21.	EARNINGS PER COMMON SHARE:

(1)	Basic ordinary income (loss) per common share and basic net income (loss) per common share for the three months ended March 31, 2004 and 2003 are as follows:

	Korean won				US dollars (Note2)
	Mar. 31, 2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Net income (loss) on common shares	(Won)	(151,369)	(Won)	181,940	US$	(131,215)	US$	157,715
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Ordinary income (loss) on common shares	(Won)	(151,369)	(Won)	181,940	US$	(131,215)	US$	157,715

Weighted average number of common shares outstanding		775,504,910		767,815,485		775,504,910		767,815,485

Basic ordinary income (loss) per common shares	(Won)	(195)	(Won)	237	US$	(0.169)	US$	0.205

Basic net income (loss) per common shares	(Won)	(195)	(Won)	237	US$	(0.169)	US$	0.205

(2)	Diluted ordinary income (loss) per common share and diluted net income (loss) per common share for the three months ended March 31, 2004 and 2003 are as follows:

	Korean won				US dollars (Note2)
	Mar. 31, 2004		Mar. 31, 2003		Mar. 31, 2004		Mar. 31, 2003
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Diluted net income (loss) on common shares	(Won)	(149,871)	(Won)	182,417	US$	(129,916)	US$	158,128
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted ordinary income (loss) on common shares	(Won)	(149,871)	(Won)	182,417	US$	(129,916)	US$	158,128

Weighted average number of common and dilutive common shares outstanding		798,851,749		778,036,131		798,851,749		778,036,131

Diluted ordinary income (loss) per common shares	(Won)	(188)	(Won)	234	US$	(0.163)	US$	0.203

Diluted net income (loss) per common shares	(Won)	(188)	(Won)	234	US$	(0.163)	US$	0.203

(3)	Basic net income per common share and diluted net income per common share were ?262 (US$ 0.227) and ?261 (US$ 0.226), respectively, for the year ended December, 31, 2003.

(4)	All common stock equivalents as of March 31, 2004 are as follows (Unit: Korean won in millions and US dollar in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	(Won)	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472	Convert 1share at (Won)5,380
Convertible bonds	US$	39,000	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914	Using exchange rate of (Won)1,194.9, concert 1 shares at (Won)5,380
Convertible bonds	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,185.5, concert 1 shares at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,350,000	(Note 14)

22.	INSURANCE

As of March 31, 2004 the Company has insurancefor liability of reparation of directors with LG Insurance Co., Ltd. The insurance coverage is ?20,000 million (US$17,337 thousand).

23.	CREDITS TO SK NETWORKS CO., LTD.

Woori Bank has loans receivable from and payment guarantees for SK Networks Co., Ltd. (formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) in the total amount of (Won)176 billion (US$152.6 million) and available-for-sale securities in the total amount of (Won)76 billion (US$66 million) ((Won)69 billion of common stock and (Won) 7 billion of preferred stock). In connection therewith, Woori Bank provided (Won)106 billion (US$ 91.9 million) as allowances for credit losses as of March 31, 2004. However, Woori Bank’s actual loss on SK Networks credit may differ from the current estimate.

24.	WCC’S CAPITAL INCREASE

The Company increased its investment in WCC by purchasing 160 million shares of new common stocks of WCC, amounting to (Won)800 billion (US$ 693.5 million) for the purpose of maintaining capital adequacy of Woori Bank following the merger with WCC.

25.	CREDITS TO LG CARD CO., LTD.

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable and securities from LG Card in the total amount of (Won)431.9 billion (US$ 374.4 million) and (Won)344.9 billion (US$ 299.0 million), respectively, as of March 31, 2004. In connection therewith, the banks provided (Won)338.5 billion (US$ 293.4 million) as allowances for credit losses and accumulative impairment losses on securities. In addition, development trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank, have Commercial paper (CP) in total amount of (Won) 120.1 billion (US$ 104.1 million) and Woori Bank recorded (Won) 51.0 billion (US$ 44.2 million) in the related losses on trust management in total for the fifteen-month period ended March 31, 2004. However, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

26.	WOORI BANK’S MERGER WITH WOORI CREDIT CARD

Woori Bank, a subsidiary of the Company, merged with WCC, a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.3 billion (US$ 286.3 million) of the difference between (Won) 657.2 billion (US$ 569.7 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 283.4 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares of Woori Bank increased from 571 million to 636 million and contributed capital of Woori Bank increased from (Won) 2,852.8 billion (US$ 2,472.9 million) to (Won) 3,179.8 billion (US$ 2,756.4 million) as of March 31, 2004.

27.	LITIGATION

As of March 31, 2004, the Company is a defendant in a lawsuit claiming damages amounting to (Won)17 billion (US$15 million). However, the Company does not anticipate that the outcome of this lawsuit would have a significant effect on its financial condition.

28.	SUBSEQUENT EVENT

On April 28, 2004, the board of directors of the Company made a resolution to increase its investment in Woori Securities, a subsidiary of the Company, and to wholly own Woori Securities. Accordingly, the Company plans to offer 0.55 share of the Company in exchange for one share of Woori Securities on June 18, 2004.

29.	ECONOMIC UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

Exhibit 99.2

Selection as Preferred Bidder for LG Investment & Securities

Woori Finance Holdings was selected as one of the preferred bidders for LG Investment & Securities on May 14, 2004.

Further developments will be disclosed as events transpire.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 14, 2004	By:	/s/ Young Sun Kim

(Signature)
	Name:	Young Sun Kim
	Title:	Director